UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R103

(CUSIP Number)

August 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

CUSIP NO. 69036R103	Page 2 of 6 Pages

1.	Names of Reporting Persons Paulson & Co. Inc.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 61,384,234 (see Notes 1 and 2 to Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 61,384,234 (see Notes 1 and 2 to Item 4 below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,384,234 (see Notes 1 and 2 to Item 4 below)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 19.35%
12.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 69036R103	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Overseas Shipholding Group, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1301 Avenue of the Americas

New York, New York 10019

Item 2(a).	Name of Person Filing

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, NY 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

69036R103

CUSIP NO. 69036R103	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e)	Paulson & Co. Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: 61,384,234 (see Notes 1 and 2)

Item 4(b).	Percent of Class: 19.35%

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 61,384,234 (see Notes 1 and 2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 61,384,234 (see Notes 1 and 2)

(iv)	Shared power to dispose or to direct the disposition of: 0

Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds.

Note 2: The 61,384,234 shares of Class A Common Stock reported herein consist of (a) 56,425,082 shares of Class A Common Stock, and (b) 4,959,152 shares of Common Stock issuable upon exercise of certain Class A Warrants. The warrants may be exercisable only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents.

CUSIP NO. 69036R103	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Paulson is the investment manager of PCO Shipping LLC and certain separately managed accounts that own or hold the securities reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 69036R103	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2014	PAULSON & CO. INC.

	By:	/s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer